Exhibit 1



Contact: Jeanne Hotchkiss Dawn Dover/Mark Semer  Mike Pautler
         Orion Capital    Kekst and Company    Guaranty National
         860-674-6754     212-521-4800           303-754-8701


FOR IMMEDIATE RELEASE

     ORION CAPITAL CORPORATION AND GUARANTY NATIONAL CORPORATION
                       ANNOUNCE MERGER AGREEMENT

      - Orion to Commence Tender Offer for Approximately 19% of
              Guaranty National it Does Not Already Own -


Farmington, Connecticut, October 31, 1997 -- Orion Capital Corporation (NYSE: OC) and Guaranty National Corporation (NYSE:
GNC) today announced that their respective Boards of Directors have approved an agreement providing for the merger of Guaranty National into a wholly-owned subsidiary of Orion. Under the agreement reached today, the merger will take place following the completion of an Orion tender offer for the approximately 2.9 million shares of Guaranty National common stock that it doesn't already own for $36 per share in cash. The Guaranty National Board approved this transaction following a recommendation by a committee consisting of its independent directors. Orion currently owns approximately 81% of the outstanding stock of Guaranty National.

It is currently expected that the tender offer will expire during the first week of December 1997, unless extended. The registration statement Orion filed with the Securities and Exchange Commission on September 22, 1997 with respect to an exchange offer to acquire the outstanding Guaranty National shares for $34 per share in cash and Orion common stock will be withdrawn as a result of this agreement.

The terms and conditions of the offer will be set forth in tender offer materials to be filed shortly with the Securities and Exchange Commission, and to be mailed promptly to Guaranty
National shareholders. The Dealer Manager for the offer is Donaldson Lufkin & Jenrette Securities Corporation.


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Guaranty National is a Colorado-based property and casualty insurance holding company with operating subsidiaries which write private passenger automobile insurance, as well as specialty commercial automobile, collateral protection and other commercial coverages. The Company is a leading provider of nonstandard personal automobile insurance written through independent agents.

Orion Capital Corporation is engaged in the specialty property and casualty insurance business through wholly-owned subsidiaries, which include EBI Companies, DPIC Companies, Connecticut Specialty and Wm. H. McGee, as well as through its 81% ownership interest in Guaranty National Corporation.

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